Preliminary Term Sheet

HSI Asset Loan Obligation Trust
Mortgage Pass-Through Certificates,
Series 2006-2

HSI Asset Securitization Corporation
Depositor
(Commission File No.333-131607)

HSBC Bank USA, National Association
Sponsor and Seller

Deutsche Bank National Trust Company
Trustee

HSBC Securities (USA), Inc.
Lead Underwriter

THE DEPOSITOR HAS FILED A REGISTRATION STATEMENT (INCLUDING A BASE PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE BASE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE DEPOSITOR HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE DEPOSITOR AND THE OFFERING. YOU MAY GET THESE DOCUMENTS AT NO CHARGE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE DEPOSITOR, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE BASE PROSPECTUS AT NO CHARGE IF YOU REQUEST IT BY CALLING TOLL-FREE 866-811-8049.

This term sheet is not required to, and does not, contain all information that is required to be included in the prospectus and the prospectus supplement for the offered certificates. The information in this term sheet is preliminary and is subject to completion or change.

The information in this term sheet, if conveyed prior to the time of your commitment to purchase any of the offered certificates, supersedes information contained in any prior similar term sheet, the term sheet supplement and any other free writing prospectus relating to those offered certificates.

This term sheet and the related term sheet supplement is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

November 21, 2006

Important notice about information presented in any final term sheet for any class of offered certificates, the term sheet supplement and the accompanying prospectus with respect to the offered certificates

We provide information to you about the offered certificates in three or more separate documents that provide progressively more detail:

•	the accompanying prospectus, dated April 3, 2006 which provides general information, some of which may not apply to the offered certificates;

•

the term sheet supplement, dated November 20, 2006, which provides general information about series of certificates issued pursuant to the depositor’s HALO program some of which may not apply to the offered certificates; and

•

this term sheet, which describes terms applicable to the classes of offered certificates described herein, provides a description of certain parties to the transaction, and provides other information related to the offered certificates.

This term sheet provides a very general overview of certain terms of the offered certificates and does not contain all of the information that you should consider in making your investment decision. To understand all of the terms of a class of the offered certificates, you should read carefully this document, the term sheet supplement, and the entire base prospectus.

The registration statement to which this offering relates is Commission File Number 333-131607.

If the description of the offered certificates in this term sheet differs from the description of the senior certificates in the accompanying prospectus or the term sheet supplement, you should rely on the description in this term sheet. Defined terms used but not defined herein shall have the meaning ascribed thereto in the term sheet supplement and the accompanying prospectus.

The information in this term sheet, if conveyed prior to the time of your contractual commitment to purchase any of the certificates, supersedes any information contained in any prior similar materials relating to the certificates. The information in this term sheet is preliminary, and is subject to completion or change. This term sheet is being delivered to you solely to provide you with information about the offering of the certificates referred to in this term sheet and the term sheet supplement and to solicit an offer to purchase the certificates, when, as and if issued. Any such offer to purchase made by you will not be accepted and will not constitute a contractual commitment by you to purchase any of the certificates, until we have accepted your offer to purchase the certificates.

The certificates referred to in these materials are being sold when, as and if issued. The issuing entity is not obligated to issue such certificates or any similar security and the underwriter’s obligation to deliver such certificates is subject to the terms and conditions of the underwriting agreement with the depositor and the availability of such certificates when, as and if issued by the issuing entity. You are advised that the terms of the certificates, and the characteristics of the mortgage loan pool backing them may change (due, among other things, to the possibility that mortgage loans that comprise the pool may become delinquent or defaulted or may be removed or replaced and that similar or different mortgage loans may be added to the pool, and that one or more classes of certificates may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. You are advised that certificates may not be issued that have the characteristics described in these materials. The underwriter’s obligation to sell such certificates to you is conditioned on the mortgage loans and certificates having the characteristics described in these materials. The underwriter’s obligation to sell such certificates to you is conditioned on the mortgage loans and certificates having the characteristics described in these materials. If for any reason the issuing entity does not deliver such certificates, the underwriter will notify you, and neither the issuing entity nor any underwriter will have any obligation to you to deliver all or any portion of the certificates which you have committed to purchase, and none of the issuing entity nor any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.

Neither the issuer of the certificates nor any of its affiliates prepared, provided, approved or verified any statistical or numerical information provided herein, although that information may be based in part on loan level data provided by the issuer or its affiliates.

Risk Factors

The offered certificates are not suitable investments for all investors. In particular, you should not purchase any class of offered certificates unless you understand the prepayment, credit, liquidity and market risks associated with that class. The offered certificates are complex securities. You should possess, either alone or together with an investment advisor, the expertise necessary to evaluate the information contained in this term sheet, the term sheet supplement and the accompanying prospectus for the offered certificates in the context of your financial situation and tolerance for risk. You should carefully consider, among other things, all of the applicable risk factors in connection with the purchase of any class of the offered certificates listed in the section entitled “Risk Factors” in the term sheet supplement.

CERTAIN TRANSACTION INFORMATION

Offered Certificates:	The Class A (which such designation shall include class A-I Certificates, Class A-II Certificates or any other designation relating to the Class A Certificates used in connection with a multiple loan group transaction as further described in the term sheet supplement), Class IO, Class PO, Class B-1, Class B-2, Class B-3 and the Class R Certificates.

Underwriter:	HSBC Securities (USA) Inc. or “HSBC Securities”. HSBC Securities will purchase the offered certificates on the closing date, subject to the satisfaction of the conditions set forth in the underwriting agreement.

Significant Servicers:	Wells Fargo Bank, N.A., HSBC Mortgage Corporation (USA), Countrywide Home Loans, Inc. and Wachovia Mortgage Corporation will each service in excess of 10% of the aggregate number of mortgage loans held by the trust.

Significant Originators:	American Home Mortgage Corp., HSBC Mortgage Corporation (USA), Countrywide Home Loans, Inc. and Wachovia Mortgage Corporation have each originated in excess of 10% of the aggregate number of mortgage loans held by the trust.

Cut-off Date:	November 1, 2006.

Closing Date:	On or about December 15, 2006.

Distribution Date:	25th of each month, or the next business day if such day is not a business day, commencing in December 2006.

Form of certificates:	Book-entry: Class A, Class PO, Class IO and the Senior Subordinate Certificates. Physical: Class R Certificates.

Minimum Denominations:	Investors may hold the beneficial interests in the Class A Certificates, other than any class of Interest Only Certificates, Senior Subordinate Certificates and Class PO Certificates in minimum denominations representing an original principal amount of $25,000 and integral multiples of $1 in excess thereof. Class IO Certificates and any other class of Interest Only Certificates: $25,000 notional amount. Class R Certificates: 20% percentage interests.

Senior Certificates:	Class A, Class PO, Class IO and Class R Certificates.

Senior Subordinate Certificates:	Class B-1, Class B-2 and Class B-3 Certificates,

Junior Subordinate Certificates:	Class B-4, Class B-5 and Class B-6 Certificates. The Senior Subordinate Certificates and the Junior Subordinate Certificates, collectively the

“Subordinate Certificates”, will provide credit enhancement to the Senior Certificates.

ERISA:	Subject to the considerations contained in the term sheet supplement, the offered certificates, other than the Class R Certificates, may be eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts. Sales of the Class R Certificates to such plans or retirement accounts are prohibited, except as permitted in “ERISA Considerations” in the term sheet supplement.

See “ERISA Considerations” in the term sheet supplement and in the accompanying prospectus.

SMMEA:	When issued the offered certificates rated in at least the second highest rating category by one of the rating agencies will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984, or SMMEA, and the remaining classes of certificates will not be “mortgage related securities” for purposes of SMMEA.

See “Legal Investment” in the term sheet supplement and in the accompanying prospectus.

Tax Status:	Generally, elections will be made to treat the assets of the trust as one or more real estate mortgage investment conduits or REMICs for federal income tax purposes. The offered certificates, other than the Class R Certificates, will be treated as debt instruments of a REMIC for federal income tax purposes. The residual certificates will represent ownership of the residual interests in one or more REMICs.

For further information regarding the federal income tax consequences of investing in the offered certificates, including important information regarding the tax treatment of the Class R Certificates, see “Federal Income Tax Considerations” in the term sheet supplement and “Federal Income Tax Consequences” in the accompanying prospectus

Credit Enhancement

Credit enhancement for the Senior Certificates will be provided by the subordination of the Subordinate Certificates, as and to the extent described in the term sheet supplement. Most realized losses on the mortgage loans will be allocated to the Class B-6 Certificates, then to the Class B-5 Certificates, then to the Class B-4 Certificates, then to the Class B-3 Certificates, then to the Class B-2 Certificates, and then to the Class B-1 Certificates, to the extent such class has a certificate principal balance greater than zero. When this occurs, the certificate principal balance of the class to which the loss is allocated is reduced, without a corresponding payment of principal.

If the aggregate certificate principal balance of the Subordinate Certificates has been reduced to zero, losses on the mortgage loans will be allocated among the Senior Certificates in accordance with their respective remaining certificate principal balances or accrued interest, subject to the special rules described in the term sheet supplement.

Not all losses will be allocated in the priority described above. Losses due to natural disasters such as floods and earthquakes, fraud in the origination of a mortgage loan, or some losses related to the bankruptcy of a mortgagor will be allocated as described in the preceding paragraphs only up to specified amounts. Losses of these types in excess of the specified amounts and losses due to other extraordinary events will be allocated proportionately among all outstanding classes of certificates except as stated in the term sheet supplement. Therefore, the Subordinate Certificates do not act as credit enhancement for the Senior Certificates for these losses.

See “Description of the Certificates-Allocation of Losses; Subordination” in the term sheet supplement.

Optional Termination

Subject to the satisfaction of the conditions described in the term sheet supplement, on any distribution date on which the aggregate outstanding principal balance of the mortgage loans in the mortgage pool, or in certain circumstances, in any loan group, as of the related determination date is less than 10% of their aggregate stated principal balance as of the cut-off date, the master servicer, who may be directed by the depositor, may, but will not be required to, purchase from the trust all of the remaining mortgage loans in the mortgage pool, or in the related loan group, as applicable, causing an early retirement of the related certificates.

As of such distribution date, holders of the related outstanding certificates are entitled to receive the outstanding certificate principal balance of the certificates in full with accrued interest, as and to the extent described in the term sheet supplement.

See “Pooling and Servicing Agreement-Termination; Optional Clean-up Call” in the term sheet supplement and “Description of the Certificates-Termination” in the related prospectus.